Exhibit 14.1

UCP, INC.

AMENDED AND RESTATED CODE OF BUSINESS CONDUCT AND ETHICS

1.	Policy Statement

The rules of the New York Stock Exchange require that UCP, Inc. (the “Company”) provide a code of conduct for all of its directors, officers and employees.  The purpose of this Code is to deter wrongdoing and to promote:  (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) full, fair, accurate, timely and understandable disclosure in the Company’s Securities and Exchange Commission (“SEC”) reports and other public communications, (iii) compliance with applicable laws, rules and regulations, (iv) prompt internal reporting of violations of this Code to appropriate persons identified in this Code and (v) accountability for adherence to this Code.

The Company is committed to being a good corporate citizen.  The Company’s policy is to conduct its business affairs honestly and in an ethical manner.  That goal cannot be achieved unless you individually accept your responsibility to promote integrity and demonstrate the highest level of ethical conduct in all of your activities.  Activities that may call into question the Company’s reputation or integrity should be avoided.  The Company understands that not every situation is black and white.  The key to compliance with this Code is exercising good judgment.  This means following the spirit of this Code and the law, doing the “right” thing and acting ethically even when the law is not specific.  When you are faced with a business situation where you must determine the right thing to do, you should ask the following questions:

•	Am I following the spirit, as well as the letter, of any law, this Code or other Company policy?

•	Would I want my actions reported on 60 Minutes?

•	What would my family, friends or neighbors think of my actions?

•	Will there be any direct or indirect negative consequences for the Company?

Managers set an example for other employees and are often responsible for directing the actions of others.  Every manager and supervisor is expected to take necessary actions to ensure compliance with this Code, to provide guidance and assist employees in resolving questions concerning the Code and to permit employees to express any concerns regarding compliance with this Code.  No one has the authority to order another employee to act contrary to this Code.

2.	Compliance with Laws and Regulations (including insider trading laws)

The Company seeks to comply with both the letter and spirit of the laws and regulations in all countries in which it operates.

The Company is committed to full compliance with the laws and regulations of the jurisdictions in which it operates.  You must comply with all applicable laws, rules and regulations in performing your duties for the Company.  Numerous federal, state and local laws and regulations define and establish obligations with which the Company, its employees and agents must comply.  Under certain circumstances, local law may establish requirements that differ from this Code.  You are expected to comply with all local laws in conducting the Company’s business.  If you violate these laws or regulations in performing your duties for the Company, you not only risk individual indictment, prosecution and penalties, and civil actions and penalties, you also subject the Company to the same risks and penalties.  If you violate these laws in performing your duties for the Company, you may be subject to immediate disciplinary action, including possible termination of your employment or affiliation with the Company.

You are generally prohibited by Company policy and by law from buying or selling publicly traded securities for any purpose at a time when you are in possession of “material nonpublic information.”  This conduct is known as “insider trading.”   Passing such information on to someone who may buy or sell securities – known as “tipping” – is also illegal.  Information is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security.  If you have any question about whether a particular transaction may constitute insider trading, you should consult our Policy on Insider Trading and Communications with the Public which has been provided to you and, prior to trading, consult with the Company’s General Counsel.

 As explained below, you should always consult your manager or the General Counsel with any questions about the legality of your or your colleagues’ conduct.

3.	Full, Fair, Accurate, Timely and Understandable Disclosure

It is of paramount importance to the Company that all disclosure in reports and documents that the Company files with, or submits to, the SEC, and in other public communications made by the Company is full, fair, accurate, timely and understandable.  You must take all steps available to assist the Company in these responsibilities consistent with your role within the Company.  In particular, you are required to provide prompt and accurate answers to all inquiries made to you in connection with the Company’s preparation of its public reports and disclosure.

4.	Special Ethics Obligations For Employees With Financial Reporting Responsibilities

All of the Company’s officers bear a special responsibility for promoting integrity throughout the Company.  Furthermore, each of the Company’s officers has a responsibility to foster a culture throughout the Company as a whole that ensures the fair and timely reporting of the Company’s results of operation and financial condition and other financial information.

Because of this special role, these officers are bound by the following Officer Code of Ethics, and by accepting this Code of Business Conduct and Ethics each agrees that he or she will:

•	Perform his or her duties in an honest and ethical manner;

•	Handle all actual or apparent conflicts of interest between his or her personal and professional relationships in an ethical manner;

•	Maintain familiarity with and comply with the Company's disclosure controls and procedures and its internal control over financial reporting;

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Take all necessary actions to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, government agencies and in other public communications;

•	Comply with all applicable laws, rules and regulations of federal, state and local governments; and

•	Proactively promote and be an example of ethical behavior in the work environment.

5.	Conflicts of Interest and Corporate Opportunities

You must avoid any situation in which your personal interests conflict or even appear to conflict with the Company’s interests.  You owe a duty to the Company not to compromise the Company’s legitimate interests and to advance such interests when the opportunity to do so arises in the course of your employment.

A conflict of interest occurs when the individual’s private interests interfere in any way, or even appear to interfere, with the interests of the Company as a whole.  A conflict situation can arise when the individual takes actions or has interests that make it difficult for the individual to perform his or her work objectively and effectively.

You shall perform your duties to the Company in an honest and ethical manner.  You shall handle all actual or apparent conflicts of interest between your personal and professional relationships in an ethical manner.

Company directors, officers and employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.  Except as provided in Article XI of the Amended and Restated Certificate of Incorporation of the Company, Company directors, officers and employees may not take for themselves personally opportunities that are discovered through the use of Company property, information or position or use Company property, information or position for personal gain, and they may not compete with the Company in any manner if doing so would breach their fiduciary obligations to the Company.

Except as provided in Article XI of the Amended and Restated Certificate of Incorporation of the Company, any transaction by the Company in which a director, officer or employee of the Company has an interest must be approved by a vote of a majority of our disinterested and independent directors.

Although we cannot list every conceivable conflict, the following are some common examples that illustrate actual or apparent conflicts of interest that should be avoided:

•	you, or a member of your family, receive improper personal benefits as a result of your position in the Company;

•	you use Company property for your personal benefit;

•	you engage in activities that interfere with your loyalty to the Company or your ability to perform Company duties or responsibilities effectively;

•	you work simultaneously (whether as an employee or a consultant) for a competitor, customer or supplier;

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you, or a member of your family, have a financial interest in a customer, supplier, or competitor which is significant enough to cause divided loyalty with the Company or the appearance of divided loyalty (the significance of a financial interest depends on many factors, such as size of investment in relation to your income, net worth and/or financial needs, your potential to influence decisions that could impact your interests, and the nature of the business or level of competition between the Company and the supplier, customer or competitor);

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you, or a member of your family, acquire an interest in property (such as real estate, patent or other intellectual property rights or securities) in which you have reason to know the Company has, or might have, a legitimate interest;

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you, or a member of your family, receive a loan or a guarantee of a loan from a customer, supplier or competitor (other than a loan from a financial institution made in the ordinary course of business and on an arm’s-length basis);

•	you divulge or use the Company’s confidential information – such as financial data, customer information, or computer programs – for your own personal or business purposes;

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you make gifts or payments, or provide special favors, to customers, suppliers or competitors (or their immediate family members) with a value significant enough to cause the customer, supplier or competitor to make a purchase, or take or forego other action, which is beneficial to the Company and which the customer, supplier or competitor would not otherwise have taken; or

•	you are given the right to buy stock in other companies or you receive cash or other payments in return for promoting the services of an advisor, such as an investment banker, to the Company.

Conflicts are not always clear-cut.  If you become aware of a conflict described above or any other conflict, potential conflict, or have a question as to a potential conflict, you should consult with your manager or the Company’s General Counsel and follow the procedures described in Sections 13 and 14 of this Code.  If you become involved in a situation that gives rise to an actual conflict, you must inform your supervisor or the Company’s General Counsel of the conflict.

6.	Entertainment, Gifts and Gratuities

When Company directors, officers and employees are involved in making business decisions on behalf of the Company, their decisions must be based on uncompromised objectivity of judgment.  Individuals interacting with any person who has business dealings with the Company (including companies with which the Company does business, competitors, contractors and consultants) must conduct such activities in the best interest of the Company.  Company directors, officers and employees must not accept any gifts, entertainment or gratuities that could influence or be perceived to influence decisions about the Company’s best interests.

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Receipt of Gifts and Entertainment.  Company directors, officers and employees must not accept any gifts, entertainment or gratuities that could influence or be perceived to influence their business decisions on behalf of the Company.  They must never request or ask for gifts, entertainment or any other business courtesies from people doing business with the Company.  Unsolicited gifts and business courtesies, including meals and entertainment, are permissible if they are customary and commonly accepted business courtesies; are not excessive in value (based on reasonable business judgment); and are given and accepted without an express or implied understanding that the individual is in any way obligated by his or her acceptance of the gift.  Without limiting the foregoing, an employee may not accept gift cards or gift certificates in excess of $100.00 from any single individual or entity doing business with the Company during any calendar year.  Gifts that are outside these guidelines may not be accepted without the prior written approval of the Company’s General Counsel or in the case of directors, from the Chairman of the Audit Committee.  Except for gift cards and gift certificates, any other gifts of cash or cash equivalents (including securities, below-market loans, etc.) in any amount are prohibited and must be returned promptly to the donor.  Loans (not including loans at market rates from financial institutions made in the ordinary course of business) from any counter-party, or entity in which the Company has an interest, are prohibited.

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Offering Gifts and Entertainment.  When the Company is providing a gift, entertainment or other accommodation in connection with Company business, it must do so in a manner that is in good taste and without excessive expense.  Company directors, officers and employees may not furnish or offer to furnish any gift that goes beyond the common courtesies associated with accepted business practices or that are excessive in value.  The above guidelines for receiving gifts should be followed in determining when it is appropriate to give gifts and when prior written approval is necessary.  Companies with which we do business likely have gift and entertainment policies of their own.  We must be careful never to provide a gift or entertainment that violates the other company’s gift and entertainment policy.

What is acceptable in the commercial business environment may be entirely unacceptable in dealings with the government.  There are strict laws that govern providing gifts, including meals, entertainment, transportation and lodging, to government officials and employees.  Company directors, officers and employees are prohibited from providing gifts or anything of value to government officials or employees or members of their families in connection with Company business without the prior written approval of the Company’s General Counsel or, in the case of a director, of the Chairman of the Audit Committee.  For more information, see the section of this Code entitled “Interacting with Government.”

Giving or receiving any payment or gift in the nature of a bribe or kickback is absolutely prohibited.

Company directors, officers and employees who encounter an actual or potential conflict of interest, face a situation where declining the acceptance of a gift may jeopardize a Company relationship, are requested to pay a bribe or provide a kickback or encounter a suspected violation of this Code must immediately report the situation to the Company’s General Counsel or, in the case of directors, to the Chairman of the Audit Committee.

7.	Confidentiality

All confidential information concerning the Company obtained by you is the property of the Company and must be protected.

Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed.  You must maintain the confidentiality of such information entrusted to you by the Company, its customers and its suppliers, except when disclosure is authorized by the Company or required by law.

Examples of confidential information include, but are not limited to:  the Company’s trade secrets; business trends and projections; information about financial performance; new product or marketing plans; research and development ideas or information;  information about potential acquisitions, divestitures and investments; stock splits, public or private securities offerings or changes in dividend policies or amounts; significant personnel changes; and existing or potential major contracts, orders, suppliers, customers or finance sources or the loss thereof.

Your obligation with respect to confidential information extends beyond the workplace.  In that respect, it applies to communications with your family members and continues to apply even after your employment or director relationship with the Company terminates.

8.	Record Retention

In the course of its business, the Company produces and receives large numbers of documents.  Numerous laws require the retention of certain Company documents for various periods of time.  The Company is committed to compliance with all applicable laws and regulations relating to the preservation of records.  The Company’s policy is to identify, maintain, safeguard and destroy or retain, as applicable, all records in the Company’s possession on a systematic and regular basis.  Please refer to the Record Retention Policy attached as Exhibit A to this Code for further details and requirements.

An individual who learns of a subpoena or a pending or contemplated litigation or government investigation should immediately contact the Company’s General Counsel.  The individual must retain and preserve ALL records that may be responsive to the subpoena or relevant to the litigation or that may pertain to the investigation until he or she is advised by the Company’s General Counsel as to how to proceed.  The individual must also affirmatively preserve from destruction all relevant records that without intervention would automatically be destroyed or erased (such as e-mails and voicemail messages).  Destruction of such records, even if inadvertent, could seriously prejudice the Company.  Any questions regarding whether a particular record pertains to a pending or contemplated investigation or litigation or may be responsive to a subpoena or regarding how to preserve particular types of records should be directed to the Company’s General Counsel.

9.	Fair Dealing

Our goal is to conduct our business with integrity.

You should endeavor to deal honestly with the Company’s customers, suppliers, competitors, and employees.  Under federal and state laws, the Company is prohibited from engaging in unfair methods of competition, and unfair or deceptive acts and practices.  You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing.

Examples of prohibited conduct include, but are not limited to:

•	bribery or payoffs to induce business or breaches of contracts by others;

•	acquiring a competitor's trade secrets through bribery or theft;

•	making false, deceptive or disparaging claims or comparisons about competitors or their products or services; or

•	mislabeling products or services.

10.	Protection and Proper Use of Company Assets

You should endeavor to protect the Company’s assets and ensure their proper use.

Company assets, both tangible and intangible, are to be used only for legitimate business purposes of the Company and only by authorized employees or consultants.  Intangible assets include intellectual property such as trade secrets, patents, trademarks and copyrights, business, marketing and service plans, engineering and manufacturing ideas, designs, databases, Company records, salary information, and any unpublished financial data and reports.  Unauthorized alteration, destruction, use, disclosure or distribution of Company assets violates Company policy and this Code.  Theft or waste of, or carelessness in using, these assets have a direct adverse impact on the Company's operations and profitability and will not be tolerated.

The Company provides computers, voice mail, electronic mail (e-mail), and Internet access to certain employees for the purpose of achieving the Company’s business objectives.  As a result, the Company has the right to access, reprint, publish, or retain any information created, sent or contained in any of the Company’s computers or e-mail systems of any Company machine.  You may not use e-mail, the Internet or voice mail for any illegal purpose or in any manner that is contrary to the Company’s policies or the standards embodied in this Code.

You should not make copies of, or resell or transfer copyrighted publications, including software, manuals, articles, books, and databases being used in the Company, that were created by another entity and licensed to the Company, unless you are authorized to do so under the applicable license agreement.  You may use a handheld computing device or mobile phone in connection with your work for the Company, but must not use such device or phone to access, load or transfer content, software or data in violation of any applicable law or regulation or without the permission of the owner of such content, software or data.  If you should have any question as to what is permitted in this regard, please consult with the Company’s General Counsel.

11.	Responding to Inquiries from Press and Others

Company directors, officers and employees who are not official spokespersons for the Company may not speak with the press, securities analysts, other members of the financial community, stockholders or groups or organizations as a representative of the Company or about the Company’s business.  The Company has designated the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer and Treasurer, General Counsel, and any investor relations firm designated by the Chief Executive Officer as the sole authorized spokespersons for the Company.  Requests for financial or other information about the Company from the media, the press, the financial community, stockholders or the public should be referred to one or more of these authorized spokespersons.  Requests for information from regulators or the government should be referred to the Company’s General Counsel. Company directors who are also directors or officers of PICO Holdings, Inc. (“PICO”) may communicate with securities analysts, PICO stockholders and investors regarding the Company, provided any such communication otherwise complies with this Policy and applicable law and either (i) does not involve disclosure of material nonpublic information regarding the Company or (ii) the Company is notified of the material non-public information to be disclosed in advance of such disclosure, so the Company can meet its disclosure obligations under applicable law. In the event Company directors who are also directors or officers of PICO inadvertently disclose material nonpublic information regarding the company, such individual will promptly notify the Company, so the Company can make appropriate disclosures.

12.	Interacting With Government

Prohibition on Gifts to Government Officials and Employees

The various branches and levels of government have different laws restricting gifts, including meals, entertainment, transportation and lodging that may be provided to government officials and government employees.  Company directors, officers and employees are prohibited from providing gifts, meals or anything of value to government officials or employees or members of their families without the prior written approval of the Company’s General Counsel.

Political Contributions and Activities

Laws of certain jurisdictions prohibit the use of Company funds, assets, services or facilities on behalf of a political party or candidate.  Payments of corporate funds to any political party, candidate or campaign may be made only if permitted under applicable law and approved in writing and in advance by the Company’s General Counsel.

Work time may be considered the equivalent of a contribution by the Company.  Therefore, Company directors, officers and employees will not be paid by the Company for any time spent running for public office, serving as an elected official or campaigning for a political candidate.  Nor will the Company compensate or reimburse them, in any form, for a political contribution that they intend to make or have made.

Lobbying Activities

Laws of some jurisdictions require registration and reporting by anyone who engages in a lobbying activity.  Generally, lobbying includes:  (1) communicating with any member or employee of a legislative branch of government for the purpose of influencing legislation; (2) communicating with certain government officials for the purpose of influencing government action; or (3) engaging in research or other activities to support or prepare for such communication.

So that the Company may comply with lobbying laws, Company directors, officers and employees must notify the Company’s General Counsel before engaging in any activity on behalf of the Company that might be considered “lobbying” as described above.

Bribery of Foreign Officials

Company policy, the U.S. Foreign Corrupt Practices Act (the “FCPA”) and the laws of many other countries prohibit the Company and Company directors, officers and employees and agents from giving or offering to give money or anything of value to a foreign official, a foreign political party, a party official or a candidate for political office in order to influence official acts or decisions of that person or entity, to obtain or retain business or to secure any improper advantage.  A foreign official is an officer or employee of a government or any department, agency or instrumentality thereof, or of certain international agencies, such as the World Bank or the United Nations, or any person acting in an official capacity on behalf of one of those entities.  Officials of government-owned corporations are considered to be foreign officials.

Payments need not be in cash to be illegal.  The FCPA prohibits giving or offering to give “anything of value.”  Over the years, many non-cash items have been the basis of bribery prosecutions, including travel expenses, golf outings, automobiles, and loans with favorable interest rates or repayment terms.  Indirect payments made through agents, contractors or other third parties are also prohibited.  Company directors, officers and employees may not avoid liability by “turning a blind eye” when circumstances indicate a potential violation of the FCPA.

The FCPA does allow for certain permissible payments to foreign officials.  Specifically, the law permits “facilitating” payments, which are payments of small value to effect routine government actions such as obtaining permits, licenses, visas, mail, utilities hook-ups and the like.  However, determining what is a permissible “facilitating” payment involves difficult legal judgments.  Therefore, Company directors, officers and employees must obtain permission from the Company’s General Counsel before making any payment or gift thought to be exempt from the FCPA.

13.	Reporting Violations of Company Policies and Receipt of Complaints Regarding Financial Reporting or Accounting Issues

You should report any violation or suspected violation of this Code to the appropriate Company personnel or via the Company’s anonymous and confidential reporting procedures.

The Company’s efforts to ensure observance of, and adherence to, the goals and policies outlined in this Code mandate that you promptly bring to the attention of the Chairman of the Audit Committee or the General Counsel of the Company any material transaction, relationship, act, failure to act, occurrence or practice that you believe, in good faith, is inconsistent with, in violation, or reasonably could be expected to give rise to a violation, of this Code.  You should report any suspected violations of the Company’s financial reporting obligations or any complaints or concerns about questionable accounting or auditing practices in accordance with the procedures set forth below.

Here are some approaches to handling your reporting obligations:

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In the event you believe a violation of this Code, or a violation of applicable laws and/or governmental regulations has occurred or you have observed or become aware of conduct which appears to be contrary to the Code, immediately report the situation to your supervisor, the General Counsel or the Chairman of the Audit Committee.  Supervisors or managers who receive any report of a suspected violation must report the matter to the General Counsel.

•	If you have or receive notice of a complaint or concern regarding the Company’s financial disclosure, accounting practices, internal accounting controls, auditing,

or questionable accounting or auditing matters, you must immediately advise your supervisor, the General Counsel or the Chairman of the Audit Committee.

•	If you wish to report any such matters anonymously or confidentially, then you may do so as follows:

•	Mail a description of the suspected violation or other complaint or concern to:

W. Allen Bennett, Esq.
General Counsel
UCP, Inc.
99 Almaden Blvd., Suite 400
San Jose, CA 95113
or

Peter H. Lori
Chair, Audit Committee
UCP, Inc.
99 Almaden Blvd., Suite 400
San Jose, CA 95113

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Call the toll-free line established by the Company at (800) 574-4614 or submit a form at ucp.silentwhistle.com. A verbatim written transcription of your compliant will immediately be directed to the Audit Committee members.

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Use common sense and good judgment; Act in good faith.  You are expected to become familiar with and to understand the requirements of this Code.  If you become aware of a suspected violation, don’t try to investigate it or resolve it on your own.  Prompt disclosure to the appropriate parties is vital to ensuring a thorough and timely investigation and resolution.  The circumstances should be reviewed by appropriate personnel as promptly as possible, and delay may affect the results of any investigation.  A violation of the Code, or of applicable laws and/or governmental regulations is a serious matter and could have legal implications.  Allegations of such behavior are not taken lightly and should not be made to embarrass someone or put him or her in a false light.  Reports of suspected violations should always be made in good faith.

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Internal investigation.  When an alleged violation of this Code, applicable laws and/or governmental regulations is reported, the Company will take appropriate action in accordance with the compliance procedures outlined in Section 14 of this Code.  You are expected to cooperate in internal investigations of alleged misconduct or violations of this Code or of applicable laws or regulations.

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No fear of retaliation.  It is Company policy that there be no intentional retaliation against any person who provides truthful information to a Company or law enforcement official concerning a possible violation of any law, regulation or Company policy, including this Code.  Persons who retaliate may be subject to civil, criminal and administrative penalties, as well as disciplinary action, up to and including termination of employment.  In cases in which you report a suspected violation in good faith and are not engaged in the questionable conduct, the Company will attempt to keep its discussions with you confidential to the extent reasonably possible.  In the course of its investigation, the Company may find it necessary to share information with others on a “need to know” basis.  No retaliation shall be taken against you for reporting alleged violations while acting in good faith.

14.	Compliance Procedures

The Company has established this Code as part of its overall policies and procedures.  To the extent that other Company policies and procedures conflict with this Code, you should follow this Code.  This Code applies to all directors, officers and employees of the Company, in all locations.

This Code is based on the Company’s core values, good business practices and applicable law.  The existence of a Code, however, does not ensure that directors, officers and employees will comply with it or act in a legal and ethical manner.  To achieve optimal legal and ethical behavior, the individuals subject to this Code must know and understand this Code as it applies to them and as it applies to others.  You must champion this Code and assist others in knowing and understanding it.

•	Compliance. You are expected to become familiar with and understand the requirements of this Code. Most importantly, you must comply with it.

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Responsibility.  The Company’s General Counsel shall be responsible for ensuring that the Code is established and effectively communicated to all employees, officers and Directors.  Although the day-to-day compliance issues will be the responsibility of the Company’s managers, the Audit Committee Chairman and the General Counsel have ultimate accountability with respect to the overall implementation of and successful compliance with this Code.

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Internal Reporting of Violations.  The Company’s efforts to ensure observance of, and adherence to, the goals and policies outlined in this Code mandate that all employees, officers and directors of the Company report suspected violations in accordance with Section 13 of this Code.

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Screening of Employees.  The Company shall exercise due diligence when hiring and promoting employees and, in particular, when conducting an employment search for a position involving the exercise of substantial discretionary authority, such as a member of the executive team, a senior management position or an employee with financial management responsibilities.  The Company shall make reasonable inquiries into the background of each individual who is a candidate for such a position.  All such inquiries shall be made in accordance with applicable laws and good business practice.

•	Access to the Code. The Company shall ensure that employees, officers and directors may access this Code on the Company’s website. In addition, each current employee will be provided with a copy of this Code.  New employees will receive a copy of this Code as part of their new hire information.

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Monitoring.  The officers of the Company shall be responsible for reviewing this Code with all of the Company’s managers.  In turn, the Company’s managers with supervisory responsibilities should review this Code with their direct reports.  Managers are the “go to” persons for employee questions and concerns relating to this Code, especially in the event of a potential violation.  Managers or supervisors will immediately report any violations or allegations of violations to the General Counsel.  Managers will work with the General Counsel in assessing areas of concern, potential violations, any needs for enhancement of this Code or remedial actions to affect this Code’s policies and overall compliance with this Code and other related policies.

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Internal Investigation.  When an alleged violation of this Code is reported, the Company shall take prompt and appropriate action in accordance with the law and regulations and otherwise consistent with good business practice.  If the suspected violation appears to involve either a possible violation of law or an issue of significant corporate interest, or if the report involves a complaint or concern of any person, whether employee, a shareholder or other interested person regarding the Company’s financial disclosure, internal accounting controls, questionable auditing or accounting matters or practices or other issues relating to the Company’s accounting or auditing, then the manager or investigator must immediately notify the General Counsel,  who, in turn, shall notify the Chairman of the Audit Committee.  If a suspected violation involves any director or executive officer or if the suspected violation concerns any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s internal controls, any person who received such report should immediately report the alleged violation to the General Counsel and the Chairman of the Audit Committee. The General Counsel and the Chairman of the Audit Committee shall assess the situation and determine the appropriate course of action.  At a point in the process consistent with the need not to compromise the investigation, a person who is suspected of a violation shall be apprised of the alleged violation and shall have an opportunity to provide a response to the investigator.

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Disciplinary Actions.  Subject to the following sentence the General Counsel, after consultation with the human resources and legal departments, shall be responsible for implementing the appropriate disciplinary action in accordance with the Company’s policies and procedures for any employee who is found to have violated this Code.  If a violation has been reported to the Audit Committee or another committee of the Board, that Committee shall be responsible for determining appropriate disciplinary action.  Any violation of applicable law or any deviation from the standards embodied in this Code will result in disciplinary action, up to and including termination of employment.  Any employee engaged in the exercise of substantial discretionary authority who is found to have engaged in a violation of law or unethical conduct in connection with the performance of his or her duties for the Company, shall be removed from his or her position and not assigned to any other position involving the exercise of substantial discretionary authority.  In addition to imposing discipline upon employees involved in non-compliant conduct, the Company also will impose discipline, as appropriate, upon an employee’s supervisor, if any, who directs or approves such employee’s improper actions, or is aware of those actions but does not act appropriately to correct them, and upon other individuals who fail to report known non-compliant conduct.  In addition to imposing its own discipline, the Company will bring any violations of law to the attention of appropriate law enforcement personnel.

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Retention of Reports and Complaints.  All reports and complaints made to or received by the General Counsel or the Chairman of the Audit Committee shall be logged into a record maintained for this purpose by the General Counsel and the record of such report shall be retained for five (5) years.

•	Required Government Reporting. Whenever conduct occurs that requires a report to the government, the General Counsel shall be responsible for complying with such reporting requirements.

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Corrective Actions.  Subject to the following sentence, in the event of a violation of the Code, the manager and General Counsel should assess the situation to determine whether the violation demonstrates a problem that requires remedial action as to Company policies and procedures.  If a violation has been reported to the Audit Committee, that Committee shall be responsible for determining appropriate remedial or corrective actions.  Such corrective action may include providing revised public disclosure, re-training Company employees, modifying Company policies and procedures, improving monitoring of compliance under existing procedures and other action necessary to detect similar non-compliant conduct and prevent it from occurring in the future.  Such corrective action shall be documented, as appropriate.

15.	At-Will Employment

This Code is a statement of policies for individual and business conduct and does not, in any way, constitute an employment contract or an assurance of continued employment.  Employees of the Company are employed at-will except when they are covered by an express, written employment agreement.  This means that an employee may choose to resign his or her employment at any time, for any reason or for no reason at all.  Similarly, the Company may choose to terminate an individual’s employment at any time, with or without notice and for any legal reason or for no reason at all.

16.	Disclosure and Consent Procedures for Directors

With respect to the Company’s directors, in each instance in this Code where disclosure is required to be made to, or consent is required to be obtained from, the General Counsel and is not otherwise specifically required to be made to or obtained from the Chairman of the Audit Committee or the Board of Directors, then such disclosure or consent shall be required to be made to, or obtained from, the Company’s General Counsel and the Chairman of the Audit Committee.

17.	Publication of the Code of Business Conduct and Ethics; Amendments and Waivers of the Code of Business Conduct and Ethics

The most current version of this Code will be posted and maintained on the Company’s website. The Company’s Annual Report on Form 10-K shall disclose that the Code is maintained on the website and shall disclose that substantive amendments and waivers will also be posted on the Company’s website.

Any substantive amendment or waiver of this Code (i.e., a material departure from the requirements of any provision) particularly applicable to or directed at executive officers or directors may be made only after approval by the Board’s Nominating and Corporate Governance Committee and will be disclosed within four (4) business days of such action (a) on the Company’s website for a period of not less than twelve (12) months and (b) in a Form 8-K filed with the SEC.  Such disclosure shall include the reasons for any waiver.  The Company shall retain the disclosure relating to any such amendment or waiver for five (5) years.

Adopted by the Board of Directors on February 28, 2017.

EXHIBIT A
RECORD RETENTION POLICY

Reasons for Policy

Federal and state law requires UCP, Inc. and its subsidiaries (collectively, “UCP”) to retain certain records, usually for a minimum amount of time. The accidental or intentional destruction or alteration of these records during their specified retention periods could result in consequences for UCP and/or its employees, including fines, penalties, loss of rights, obstruction of justice charges, inference of spoliation of evidence and spoliation tort claims, contempt of court charges, serious disadvantages in litigation and imprisonment.

In addition, UCP must retain certain records because they contain information that:

1.	serves as UCP's corporate memory;

2.	has enduring business value (for example, it provides a record of a business transaction, evidences UCP's rights or obligations, protects UCP's legal interests or ensures operational continuity); and

3.	must be kept to satisfy legal, accounting or other regulatory requirements.

UCP prohibits the inappropriate destruction of any records, files, documents, samples and other forms of information. This policy is in accordance with the Sarbanes-Oxley Act of 2002, under which it is a crime to change, conceal, falsify or destroy any record with the intent to impede or obstruct any official or government proceeding. Therefore, this policy is part of a company-wide system for the review, retention and destruction of records UCP creates or receives in connection with the business it conducts.

Types of Documents

This policy explains the differences among records, disposable information and confidential information belonging to others.

Records.  A record is any type of information created, received or transmitted in the transaction of UCP's business, regardless of physical format. Examples of where the various types of information are located are:

•	Appointment books and calendars.
•	Audio and video recordings.
•	Computer programs.
•	Printed Documents.
•	Electronic files.
•	E-mails.
•	Handwritten notes.
•	Invoices.
•	Letters and other correspondence.
•	Memory in cell phones and PDAs.
•	Online postings, such as on Facebook, Twitter, Vine and other sites.
•	Test samples.
•	Voicemails.

Therefore, any paper records and electronic files, including any records of donations made online, that are part of any of the categories listed in the Records Retention Schedule contained in the Appendix to this policy, must be retained for the amount of time indicated in the Records Retention Schedule. A record should not be retained beyond the period indicated in the Record Retention Schedule, unless a valid business reason (or a litigation hold or other special situation) calls for its continued retention. If you are unsure whether to retain a certain record, contact the Records Management Officer (as defined below) or the Legal Department.

Disposable Information.  Disposable information consists of data that may be discarded or deleted at the discretion of the user once it has served its temporary useful purpose and/or data that may be safely destroyed because it is not a record as defined by this policy. Examples may include:

•	Duplicates of originals that have not been annotated.

•	Preliminary drafts of letters, memoranda, reports, worksheets and informal notes that do not represent significant steps or decisions in the preparation of an official record.

•	Books, periodicals, manuals, training binders and other printed materials obtained from sources outside of UCP and retained primarily for reference purposes.

•	Spam and junk mail.

Confidential Information Belonging to Others.  Any confidential information that an employee may have obtained from a source outside of UCP, such as a previous employer, must not, so long as such information remains confidential, be disclosed to or used by UCP. Unsolicited confidential information submitted to UCP should be refused, returned to the sender where possible and deleted, if received via the internet.

Mandatory Compliance

Responsibility of All Employees.  UCP strives to comply with the laws, rules and regulations by which it is governed and with recognized compliance practices. All company employees must comply with this policy, the Records Retention Schedule and any litigation hold communications. Failure to do so may subject UCP, its employees and contract staff to serious civil and/or criminal liability. An employee's failure to comply with this policy may result in disciplinary sanctions, including suspension or termination.

Reporting Policy Violations. UCP is committed to enforcing this policy as it applies to all forms of records. The effectiveness of UCP's efforts, however, depends largely on employees. If you feel that you or someone else may have violated this policy, you should report the incident immediately to your supervisor. If you are not comfortable bringing the matter up with your immediate supervisor, or do not believe the supervisor has dealt with the matter properly, you should raise the matter with the Records Management Officer or Legal Department, call the toll-free line established by the Company at (800) 574-4614, or submit a form at ucp.silentwhistle.com. If employees do not report inappropriate conduct, UCP may not become aware of a possible violation of this policy and may not be able to take appropriate corrective action. No one will be subject to and UCP prohibits, any form of discipline, reprisal, intimidation or retaliation for reporting incidents of inappropriate conduct of any kind, pursuing any record destruction claim or cooperating in related investigations.

Records Management Department and Records Management Officer

The Records Management Department is responsible for identifying the documents that UCP must or should retain, and determining, in collaboration with the Legal Department, the proper period of retention. It also arranges for the proper storage and retrieval of records, coordinating with outside vendors where appropriate. Additionally, the Records Management Department handles the destruction of records whose retention period has expired.

A Records Management Officer shall be designated for each Division, as well as UCP’s corporate office.  A list of Records Management Officers will be posted on the myUCP webpage.  The Records Management Officers are responsible for the following for their respective Divisions/offices, with the advice and assistance of the Legal and IT Departments:

•	Administering the document management program and helping department heads implement it and related best practices.
•	Planning, developing and prescribing document disposal policies, systems, standards and procedures.
•	Monitoring departmental compliance so that employees know how to follow the document management procedures and the Legal Department has confidence that UCP's records are controlled.
•	Ensuring that senior management is aware of their departments' document management responsibilities.
•
Developing and implementing measures to ensure that the Legal Department knows what information UCP has and where it is stored, that only authorized users have access to the information, and that UCP keeps only the information it needs, thereby efficiently using space.

•	Establishing standards for filing and storage equipment and recordkeeping supplies.
•
In cooperation with department heads, identifying essential records and establishing a disaster plan for each office and department to ensure maximum availability of UCP's records in order to reestablish operations quickly and with minimal interruption and expense.

•	Developing procedures to ensure the permanent preservation of UCP's historically valuable records.
•	Providing document management advice and assistance to all departments by preparing manuals of procedure and policy and by on-site consultation.
•	Determining the practicability of and, if appropriate, establishing a uniform filing system and a forms design and control system.
•
Ensuring that the maintenance, preservation, microfilming, computer disk storage, destruction or other disposition of UCP's records is carried out in accordance with this policy, the procedures of the document management program and the requirements of federal and state law.

•	Planning the timetable for the annual records destruction exercise and the annual records audit, including setting deadlines for responses from departmental staff.
•	Maintaining records on the volume of records destroyed under the Records Retention Schedule and the records stored electronically.
•	Evaluating the overall effectiveness of the document management program.
•	Reporting annually to the Legal Department on the implementation of the document management program in each of UCP's departments.
•	Bringing to the attention of the Legal Department any noncompliance by department heads or other employees with this policy and UCP's document management program.

How to Store and Destroy Records

Storage.  UCP's records must be stored in a safe, secure and accessible manner. Any documents and financial files that are essential to UCP's business operations during an emergency must be duplicated and/or backed up at least once per week and maintained off site.

Destruction.  UCP's Records Management Officers are responsible for the continuing process of identifying the records that have met their required retention period and supervising their destruction for their applicable divisions/offices. The destruction of confidential, financial and personnel-related records must be conducted by shredding if possible. Non-confidential records may be destroyed by recycling. The destruction of electronic records must be coordinated with the IT Department.

Litigation Holds and Other Special Situations

 UCP requires all employees to fully comply with its published records retention schedule and procedures as provided in this policy. All employees should note the following general exception to any stated destruction schedule: If you believe, or the Legal Department informs you, that UCP records are relevant to current litigation, potential litigation (that is, a dispute that could result in litigation), government investigation, audit or other event, you must preserve and not delete, dispose, destroy or change those records, including e-mails, until the Legal Department determines those records are no longer needed. This exception is referred to as a litigation hold or legal hold, and replaces any previously or subsequently established destruction schedule for those records. If you believe this exception may apply, or have any questions regarding whether it may possibly apply, please contact the Legal Department.

In addition, you may be asked to suspend any routine document disposal procedures in connection with certain other types of events, such as the merger of UCP with another organization or the replacement of UCP's information technology systems.

Audits and Employee Questions

Internal Review and Policy Audits.  The chief financial officer and Legal Department will periodically review this policy and its procedures with legal counsel and/or UCP's certified public accountant to ensure UCP is in full compliance with relevant new or amended regulations.

Policy Questions. Any questions about this policy should be referred to the Legal Department, who is in charge of administering, enforcing and updating this policy.

APPENDIX TO RECORD RETENTION POLICY
Occasionally UCP establishes retention or destruction schedules or procedures for specific categories of records. This is done to ensure legal compliance and accomplish other objectives, such as protecting intellectual property and controlling costs. Employees should give special consideration to the categories of documents listed in the record retention schedule below. Avoid retaining a record if there is no business reason for doing so, and consult with the Document Management Officer or Legal Department if unsure.
Record Type	Retention Period	RECORD Examples
HUMAN RESOURCES
Benefits Records	7 years	• Benefits descriptions per employee • Employee benefit plans subject to ERISA (includes plans regarding health and dental insurance, 401K, long-term disability and Form 5500)
Employee Personnel Records	7 years
•    Personnel or employment records
•    Employee applications and resumes
•    Pre-employment tests and test results
•    Records relating to background checks on employees
•    Employment contracts; employment and termination agreements
•    Employee offer letters (and other documentation regarding hiring, promotion, demotion, transfer, lay-off, termination or selection for training)
•    I-9 Forms
•    Job descriptions, performance goals and reviews; garnishment records
•    Salary schedules; ranges for each job description
•    Employee records with information on pay rate or weekly compensation
•    Employee tax records
•    Training agreements, summaries of applicants' qualifications, job criteria, interview records and identification of minority and female applicants

Federal Agency/Regulation	7 years
•    EEO-1 Reports
•    Injury and Illness Incident Reports (OSHA Form 301) and related Annual Summaries (OSHA Form 300A); Logs of work-related injuries and illnesses (OSHA Form 300)
•    Supplemental record for each occupational injury or illness (OSHA Form 101); Log and Summary of Occupational Injuries and Illnesses (OSHA Form 200)

Pension Records	Permanent	• Pension plan and retirement records
Other	Duration of employment + 30 years	• Workers' compensation records • Hazardous material exposures • Medical exams required by law
• Written affirmative action program (AAP) and supporting documents
CORPORATE & OPERATIONS

Corporate & Operations Records	6 years after expiration	• Leases
	Permanent, if current (7 years if expired)	• Contracts
Permanent
•    Articles of Incorporation, Bylaws, Corporate Seal
•    Annual corporate filings and reports to secretary of state and attorney general
•    Board policies, resolutions, meeting minutes and committee meeting minutes
•    Construction and Consultant documents
•    Fixed Asset Records
•    IRS Form 1023 (Application for charitable and/or tax-exempt status)
•    IRS Determination Letter
•    Sales and purchase records
•    State sales tax exemption documents
•    Resolutions

Real Estate Records	10 Years from Close of Escrow for Home	• Home Construction and Sales Lot Files
	Permanent	• Real estate documents • Loan and mortgage contracts • Deeds
SEC
SEC Filings	8 Years	• Original signature pages or other documents showing the signatures of certifying officers in SEC filings
Permanent
•    Documents supporting management's assessment of internal controls over financial reporting
•    Public Filings – Quarterly & annual financials, press releases, proxy statements, statements in changes of beneficial ownership, etc.

Other SEC Records	7 Years	• Records related to political contributions to officials and candidates and payments to state or local political parties and political action committees [applicable to investment advisers]
FINANCE & ACCOUNTING
Accounting Records	7 Years
•    Accounts Payable and Receivables ledgers and schedules
•    Annual plans and budgets
•    Bank statements, cancelled checks, deposit slips
•    Business expense records
•    Cash receipts
•    Electronic fund transfer documents
•    Employee expense reports
•    Invoices
•    Journal entries
•    Petty cash vouchers
•    Audit and review workpapers
•    Records relevant to an audit or review, including memoranda, correspondence and other communications
•    Annual audit reports and financial statements
•    Check registers
•    General ledgers

Payroll Records	4 Years
•    Payroll registers (gross and net)
•    Federal procurement contract and related weekly payroll documents
•    Time cards; piece work tickets; wage rate tables; pay rates; work and time schedules; earnings records; records of additions to or deductions from wages; records on which wage computations are based
•    W-2 and W-4 Forms and Statements

Tax Records	7 Years	• Annual tax filing for the organization (IRS Form 990 in the US) • Earnings records • Filings of fees paid to professionals (IRS Form 1099 in the US) • Payroll tax returns • Payroll tax withholdings
	Permanent	• State unemployment tax records
LEGAL & CONTRACTS
Intellectual Property	Permanent	• Copyright registrations • Patents, patent applications, supporting documents • Trademark registrations, evidence of use documents
Insurance Records	Permanent	• Insurance claims/ applications • Insurance disbursements and denials • Insurance contracts and policies (Director and Officers, General Liability, Property, Workers' Compensation)
Other Legal Records	Permanent	• Appraisals • Environmental studies • Stock and bond records
Warranties	Duration of Warranty + 7 Years	• Warranty Agreements • Warranty Claims
ALL
Any other record	7 Years	ALL OTHER DOCUMENTS NOT LISTED ABOVE

ACKNOWLEDGMENT FORM

I have received and read the UCP, Inc. Code of Business Conduct and Ethics, and I understand its contents.  I agree to comply fully with the standards, policies and procedures contained in this Code and the Company’s related policies and procedures.  I understand that I have an obligation to report to the Company’s General Counsel any suspected violations of this Code of which I am aware.  I acknowledge that this Code is a statement of policies for business conduct and does not, in any way, constitute an employment contract or an assurance of continued employment.

Signature

Name (typed or printed)

Date: